UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Sprout Social, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 value per share
(Title of Class of Securities)

85209W 109
(CUSIP Number)

Justyn Russell Howard c/o Sprout Social, Inc. 131 South Dearborn St., Suite 700 Chicago, IL 60603
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed"for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85209W 109	13D	Page 1 of 3 pages

1	Names of Reporting Persons. Justyn Russell Howard
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)[ ]
(b)[ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,260,948
	8	Shared Voting Power 455,000
	9	Sole Dispositive Power 3,180,345
	10	Shared Dispositive Power 455,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,715,948
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 7.0%
14	Type of Reporting Person (See Instructions) IN

Explanatory Note
    This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on December 27, 2020 (the "Schedule 13D"), relating to the shares of Class A common stock, par value $0.0001 value per share (the "Class A Common Stock"), of Sprout Social, Inc. (the "Issuer") beneficially owned by the Reporting Person. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D, as amended.

Item 4.         Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 85209W 109	13D	Page 2 of 3 pages

    On February 3, 2021, BRJ advised the Reporting Person that it had transferred its remaining 220,000 shares of Class A Common Stock. Accordingly, pursuant to the terms of the BRJ Voting Agreement, Mr. Howard no longer has voting power over such shares of Class A Common Stock. In addition, on October 2, 2020, Litani advised the Reporting Person that it had sold 80,602 of its shares of Class A Common Stock. Accordingly, pursuant to the terms of the Litani Voting Agreement, Mr. Howard no longer has voting power over such shares of Class A Common Stock.
Item 5.     Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) - (b)
    The Reporting Person may be deemed to beneficially own 7.0% of the outstanding Class A Common Stock based on 53,337,706 shares of Class A Common Stock outstanding as of January 31, 2021, assuming the exchange of all shares of Class B Common Stock beneficially owned by the Reporting Person on a one-for-one basis.
    The Reporting Person may be deemed to have sole voting power with respect to: (i) 80,603 shares of Class A Common Stock held by Litani, (ii) 2,361,471 and 300,000 shares of Class B Common Stock held by the JRH Revocable Trust and EEH Gift Trust, respectively, of which the Reporting Person serves as the sole trustee and (iii) 518,874 shares of Class B Common Stock held of record by the Reporting Person. The Reporting Person may also be deemed to have sole dispositive power with respect to the foregoing shares, other than the shares of Class A Common Stock held by Litani.
    The Reporting Person may be deemed to have shared voting and dispositive power with respect to 285,000 and 170,000 shares of Class B Common Stock held by the JRH Gift Trust and EEH Revocable Trust, respectively, of which the Reporting Person’s spouse serves as the sole trustee. The Reporting Person disclaims beneficial ownership of such shares.
(c)    Except as described in Item 4 and as set forth below, during the past 60 days the Reporting Person has not effected any transactions in the Class A Common Stock. Each transaction set forth below was reported on a Form 4 filed by the Reporting Person.
    On January 8, 2021, the Reporting Person converted an aggregate of 20,000 shares of Class B Common Stock into Class A Common Stock and sold such shares pursuant to the Trading Plan. 6,613 shares of Class A Common Stock were sold in multiple transactions at prices ranging from $49.74 to $50.73 per share, inclusive. The weighted average transaction price per share was $50.443. 12,414 shares of Class A Common Stock were sold in multiple transactions at prices ranging from $50.74 to $51.70 per share, inclusive.The weighted average transaction price per share was $51.145. 973 shares of Class A Common Stock were sold in multiple transactions at prices ranging from $51.74 to $52.09, inclusive. The weighted average transaction price per share was $51.844.
On February 8, 2021, the Reporting Person converted an aggregate of 20,000 shares of Class B Common Stock into Class A Common Stock and sold such shares pursuant to the Trading Plan. 6,458 shares of Class A Common Stock were sold in multiple transactions at prices ranging from $71.42 to $72.41 per share, inclusive. The weighted average transaction price per share was $71.9593. 10,928 shares of Class A Common Stock were sold in multiple transactions ranging from $72.42 to $73.39 per share, inclusive. The weighted average transaction price per share was $72.8128. 2,614 shares of Class A Common Stock were sold in multiple transactions at prices ranging from $73.43 to $74.36, inclusive. The weighted average transaction price per share was $73.6967.

The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.
(d)    None.
(e)    Not applicable.
Item 6.        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

CUSIP No. 85209W 109	13D	Page 3 of 3 pages

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 11, 2021

Justyn Russell Howard

By:     /s/ Heidi Jonas
Name:    Heidi Jonas
Title:    Attorney-in-fact for Justyn Russell Howard